

December 3, 2021

R. Steven Hicks
Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, TX 78701

   Re: Capstar Special Purpose Acquisition Corp.
       Amendment No. 4 to Registration Statement on Form S-4
       Filed November 24, 2021
       File No. 333-258693

Dear Mr. Hicks:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Form S-4 Amendment No. 4 filed November 24, 2021

Coverpage

1.   Please revise to clarify that the parties amended the Business Combination Agreement in November 2021 to revise the implied valuation of Gelesis downward from $900 million to $675 million and briefly explain the reason(s) for this change. Also add a separate Question and Answer to address this development.

Background to the Business Combination, page 97

2.   With respect to the October 7, 2021 entry, please revise to explain "the status of the marketing." For instance, clarify whether existing CPSR investors and/or the prospective PIPE investors indicated an intention to redeem or not invest absent a significant reduction

to the Gelesis valuation and the consideration paid to its shareholders.

3. Please revise the October 18 entry to clarify the statement concerning CPSR's desire for a potential reduction in the equity value of New Gelesis to reflect "current market conditions." For instance, it should be clear, if true, that CPSR management sought a reduced valuation to Gelesis solely because of recent changes in the SPAC marketplace and/or to the cost of capital, and not based on reduced market valuations attributable to Health and Wellness Consumer, Health and Wellness Direct-to-Consumer, Disruptive Healthcare and/or Consumer Subscription companies.

The Board's Reasons for the Business Combination, page 106

4. With respect to the first paragraph under the heading, please revise to clarify when the Board reached its resolution or resolutions concerning the fairness of the Business Combination and its recommendation to shareholders. We also note that the Background section disclosure indicates that on November 5 the Board made a determination concerning the advisability of the transactions. Please tell us why the Board used this standard rather than a fairness standard.

5. Please revise the disclosure in this section to clarify when the comparable companies analysis was conducted and explain why this analysis was not updated in connection with the November 2021 changes to the merger transaction.

6. Given the significant reduction to the valuation of Gelesis, please revise to disclose, if true, that the reduced November 2021 valuation was not based on changes to Gelesis' business, its prospects or financial condition.

Certain Unaudited Prospective Financial Information of Gelesis, page 110

7. Please revise the first sentence under the heading to disclose when Gelesis provided the projections to CPSR. Revise the second sentence to clarify when the forecasts were prepared. Also revise to clarify whether the parties reassessed the validity of these forecasts in connection with the November 2021 changes to the valuation of Gelesis and the merger consideration.

Information About Gelesis, page 165

8. We note your revised disclosure in response to prior comment 6. Please revise the disclosure on page 179 to clarify whether the results have been analyzed. In this regard, the disclosure appears to indicate that the results from the six-month study have been analyzed but are not presented. As applicable, please disclose the results. Also revise to disclose the endpoints for the study, or advise. In this regard, it is unclear why you refer to "outcomes" and not endpoints.

Form S-4 Amendment No. 4 filed November 24, 2021

Notes to Financial Statements of Capstar Special Purpose Acquisition Corp.
Note 3. Summary of Significant Accounting Policies
Net (Loss) per Common Share (Restated see Note 2--Amendment 1), page F-15

9.   Your tabular disclosure on page F-15, supporting the calculation of basic and diluted net income (loss) per share for Class A common shares subject to possible redemption and shares not subject to redemption, appears to be inconsistent with corresponding share and per share amounts in your restated Statement of Operations. Please revise to update your disclosures here accordingly.

Notes to Condensed Consolidated Financial Statements of Capstar Special Purpose Acquisition Corp.
Note 3. Summary of Significant Accounting Policies
Net Income (Loss) per Common Share, page F-36

10.   Please provide us an analysis supporting your calculation of weighted average shares outstanding for the nine months ended September 30, 2021 and three months ended September 30, 2020. Revise to update your disclosures for the restatement accordingly.

        You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Joe McCann at 202-551-6262 with any other questions

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Life Sciences

cc: Christopher S. Auguste, Esq.